Exhibit 99.3

Linear Gold Corp.

(An Exploration Stage Entity)

Consolidated Financial Statements

March 31, 2007 and 2006

June 22, 2007

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Linear Gold Corp. have been prepared by the Company’s management.  The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and contain estimates based on management’s judgment.  Internal control systems are maintained by management to provide reasonable assurances that assets are safeguarded and financial information is reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management discussion and analysis.  The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and all of its members are independent directors.  It meets with the Company’s management and auditors and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

PricewaterhouseCoopers LLP, appointed as the Company’s auditors by the shareholders, have examined these consolidated financial statements and their report follows.

/s/ Wade K. Dawe

/s/ Brian MacEachen

President & CEO

Chief Financial Officer

Halifax, Nova Scotia

PricewaterhouseCoopers LLP Chartered Accountants 1809 Barrington Street, Suite 600 Halifax, Nova Scotia Canada B3J 3K8 Telephone +1 (902) 491 7400 Facsimile +1 (902) 422 1166

June 22, 2007

Independent Auditors’ Report

To the Shareholders of

Linear Gold Corp.

We have audited the consolidated balance sheets of Linear Gold Corp. as at March 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Linear Gold Corp.

(An Exploration Stage Entity)

Consolidated Balance Sheets

As at March 31, 2007 and 2006

(in Canadian dollars)

	2007 $	2006 $

Assets

Current assets
Cash and cash equivalents	30,348,334	18,224,067
Marketable securities (market value - $63,352; 2006 - $313,000)	−	75,375
Accounts receivable (note 10)	586,463	150,928
Advances to joint venture parties	−	59,066
Sales taxes recoverable	1,654,550	1,257,876
Prepaid expenses	6,097	27,013

	32,595,444	19,794,325

Property and equipment (note 5)	334,668	411,405

Deposits (note 6)	33,708	32,960

Resource properties (note 7)	26,575,440	17,578,785

	59,539,260	37,817,475

Liabilities

Current liabilities
Accounts payable and accrued liabilities	808,770	1,072,603

Shareholders’ Equity

Share capital (note 8)	62,596,341	42,070,678

Warrants (note 9)	4,407,191	259,354

Contributed surplus (note 8)	2,072,778	1,807,515

Deficit	(10,345,820)	(7,392,675)

	58,730,490	36,744,872

	59,539,260	37,817,475

Commitments and contingency (note 12)

Approved on behalf of the Board of Directors

/s/ Derrick Gill Director	/s/ Wade K. Dawe Director

Linear Gold Corp.

(An Exploration Stage Entity)

Consolidated Statements of Operations and Deficit

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

	2007 $	2006 $
Revenue
Interest	561,587	675,103
Management fees	–	29,681
Other	130,824	18,000

	692,411	722,784

Operating costs and expenses
Depreciation and amortization	56,752	51,442
Investor relations and marketing	591,684	456,387
Office	60,745	84,615
Premises	65,260	47,919
Professional services	177,186	145,577
Regulator and securities	103,706	78,114
Salaries and benefits	1,023,614	716,800
Stock-based compensation	307,450	450,754
Travel	180,413	227,545

	2,566,810	2,259,153

Loss before the following	(1,874,399)	(1,536,369)

Other expenses (income)
Costs associated with distribution of subsidiary (note 4)	122,144	−
Foreign exchange losses	31,458	87,342
Gain on sale of marketable securities	(237,146)	(15,625)
Large corporation tax	−	90,865
Write-off of property and equipment	−	1,738
Write-down of resource properties	62,273	–

	(21,271)	164,320

Net loss for the years	(1,853,128)	(1,700,689)

Dividend (note 4)	(1,100,017)	−

Deficit – Beginning of years	(7,392,675)	(5,691,986)

Deficit – End of years	(10,345,820)	(7,392,675)

Loss per share – basic and diluted	(0.08)	(0.08)

Weighted average number of common shares outstanding – basic and diluted	22,169,575	21,188,949

Linear Gold Corp.

(An Exploration Stage Entity)

Consolidated Statements of Cash Flows

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

	2007 $	2006 $
Cash provided by (used in)

Operating activities
Net loss for the years	(1,853,128)	(1,700,689)
Charges (credits) to income not involving cash
Depreciation and amortization	56,752	51,442
Stock-based compensation	307,450	450,754
Gain on sale of marketable securities	(237,146)	(15,625)
Write-down of resource properties	62,273	–

	(1,663,799)	(1,214,118)

Net change in non-cash working capital items related to operations
Decrease (increase) in accounts receivable	52,465	(67,632)
Decrease (increase) in advances to joint venture partners	59,066	(30,610)
Decrease (increase) in sales taxes recoverable	4,339	8,441
Decrease (increase) in prepaid expenses	20,916	(14,669)
Decrease (increase) in deposits	(748)	(581)
Increase (decrease) in accounts payable and accrued liabilities	(92,999)	189,300
Increase (decrease) in exploration partners’ advances	−	(169,886)

	(1,620,760)	(1,299,755)

Financing activities
Units issued for cash	25,000,000	–
Warrants exercised for cash	−	1,776,922
Stock options exercised for cash	646,750	175,125
Share issuance costs	(1,668,726)	–

	23,978,024	1,952,047

Investing activities
Proceeds on sale of marketable securities	312,521	40,750
Resource property interests and options, net	(10,098,515)	(10,712,004)
Sales tax recoverable related to resource property interests	(401,013)	(374,042)
Purchase of equipment	(45,990)	(440,535)

	(10,232,997)	(11,485,831)

Net change in cash and cash equivalents during the years	12,124,267	(10,833,539)

Cash and cash equivalents – Beginning of years	18,224,067	29,057,606

Cash and cash equivalents – End of years	30,348,334	18,224,067

Supplemental cash flow information (note 13)

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

1.

Nature of operations

The Company, directly and with exploration partners, is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The amounts shown as resource properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.

The Company has no income or cash flow from operations. The Company will periodically have to raise additional funds to complete exploration and development and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations, to complete the development and upon future profitable production or proceeds from the disposition thereof.

2.

Significant accounting policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and, in management’s opinion, within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Linear Gold Mexico, S.A. de C.V. and Linear Gold Caribe, S.A., as well as the accounts of Linear Metals Corporation, 6321593 Canada Inc. and Linear Metal Corp. Mexico, S.A. de C.V. up to the Company’s distribution of Linear Metals Corporation on June 26, 2006 (see note 4) (individually and collectively referred to as the “Company”).  All inter-company transactions and balances have been eliminated on consolidation of the accounts.  All amounts presented are in Canadian dollars unless otherwise stated.

Resource properties

The Company is in the exploration stage and defers all expenditures related to its resource properties until such time as the properties are put into commercial production, sold or abandoned.  Under this method, all amounts shown as resource properties represent costs incurred to date, less amounts amortized, received from exploration partners and/or written off, and do not necessarily represent present or future values.

If the properties are put into commercial production, the expenditures will be depleted following the unit-of-production method.  If the properties are sold or abandoned, or considered to be impaired in value, the expenditures will be charged to operations.  The Company does not accrue the estimated future costs of maintaining in good standing its resource properties.

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

2.

Significant accounting policies (continued)

Resource properties (continued)

The carrying values of resource properties, on a property-by-property basis, are reviewed by management at least annually to determine if they have become impaired.  If impairment is deemed to exist, the resource property will be written down to its fair value.  The ultimate recoverability of the amounts capitalized for the resource properties is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof.

Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions.  However, it is reasonably possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future write-downs of capitalized property carrying values.

Marketable securities

Marketable securities are rendered at the lower of cost or market value.

Property option agreements

From time to time, the Company may acquire or dispose of a resource property pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable in accordance with the terms of the options are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.

Loss per share

Loss per share is computed based on the weighted average number of common shares outstanding during the years.  Diluted loss per share has not been disclosed since the exercise of options and warrants would be anti-dilutive.

Management estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

Cash equivalents

Cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased and which bear interest at nominal annual rates of return.

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

2.

Significant accounting policies (continued)

Future income taxes

Future tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the date substantively enacted tax rates will be effective.  A valuation allowance has been applied against all of the future income tax assets, as realization is not considered more likely than not.

Related party transactions

All transactions with related parties are in the normal course of business and are measured at the exchange amount.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization.  Amortization is calculated using the declining-balance method at the annual rate of 30% for office furniture and exploration equipment and the straight-line method at the annual rate of 25% for exploration vehicles.

Leasehold improvements are amortized on a straight-line basis over the term of the related lease.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items.  Revenues and expenses are translated at the average exchange rates prevailing during the years except for amortization, which is translated at historical exchange rates.  Gains and losses on translations are included in the determination of income (loss) for the years.

Stock-based compensation

The Company accounts for stock options using the fair value method of the Canadian Institute of Chartered Accountants Handbook Section 3870 (“CICA 3870”), “Stock-based Compensation and Other Stock-based Payments”.  Under this Section, the fair value of all stock options granted are recorded in operations over their vesting periods.

The fair value of options is determined using the Black-Scholes option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option.  The resulting fair value of the options is expensed on a straight-line basis over their vesting periods.  Cash consideration received from employees when options are exercised is credited to capital stock.

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

3.

Financial instruments

a)

Fair market value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, accounts receivable, advances to joint venture parties, sales taxes recoverable, and accounts payable and accrued liabilities, approximate their fair value because of the short-term nature of those instruments.  Marketable securities are carried at cost.

b)

Foreign currency rate risk management

A significant  portion of the Company’s transactions occur in United States, Mexican and Dominican Republic funds, and accordingly the related financial assets and financial liabilities are subject to fluctuations in the respective exchange rates.

c)

Concentration of credit risk

The Company does not believe it is exposed to any significant concentration of credit risk, with the exception of the sales taxes recoverable. Virtually all of the sales taxes recoverable are with governments in a foreign jurisdiction.

4.

Linear Metals Corporation Distribution

On June 26, 2006, the Company completed its distribution of Linear Metals Corporation (“Linear Metals”), a 100%-owned subsidiary of the Company at that time, as a dividend-in-kind to shareholders of record on June 26, 2006.  Prior to the dividend distribution, the Company had transferred its La Morena and Tierra Blanca properties, located in Mexico, and its Seymour Lake and KM61 properties, located in Canada, to Linear Metals, as well as providing Linear Metals with an option to earn an 80% interest in the Cobre Grande property in Mexico.

The Company’s 100% ownership interest in Linear Metals was distributed to the Company’s shareholders on the basis of one unit of Linear Metals for each share of the Company.

During the year and prior to the distribution, the Company incurred expenditures of $122,144 though Linear Metals, arising from professional fees and filing fees associated with the completion of Linear Metals’ prospectus, private placement and TSX Venture Exchange listing.  These expenses have been included in the results of the Company for the year ended March 31, 2007.

The amount of the dividend-in-kind was $1,100,017, representing the book value of Resource Properties transferred to Linear Metals.

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

5.

Property and equipment

			2007

	Cost $	Accumulated amortization $	Net $

Office equipment	162,374	62,524	99,850
Exploration equipment	142,606	59,753	82,853
Exploration vehicles	227,407	99,764	127,643
Leasehold improvements	30,518	6,196	24,322

	562,905	228,237	334,668

			2006

	Cost $	Accumulated amortization $	Net $

Office equipment	133,146	30,273	102,873
Exploration equipment	142,592	31,074	111,518
Exploration vehicles	225,159	43,058	182,101
Leasehold improvements	16,018	1,105	14,913

	516,915	105,510	411,405

During the year ended March 31, 2007, the Company capitalized amortization of $65,975 (2006 - $41,250) to resource properties.

6.

Deposits

Term deposits totaling $33,708 (2006 - $32,960) have been posted as a reclamation bond held in trust with the Ministry of Finance, Province of British Columbia.

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

7.

Resource properties

			2007
	Mineral properties costs $	Deferred exploration and development costs $	Total $

Mexico
Ixhuatan	1,121,466	21,249,385	22,370,851
Cobre Grande	168,812	1,046,484	1,215,296
Other	360,954	1,176,158	1,537,112
Dominican Republic	741,134	711,047	1,452,181

	2,392,366	24,183,074	26,575,440

			2006
	Mineral properties costs $	Deferred exploration and development costs $	Total $

Mexico
Ixhuatan	991,883	11,913,337	12,905,220
Cobre Grande	257,259	1,046,450	1,303,709
Other	175,708	948,123	1,123,831
Dominican Republic	741,031	404,977	1,146,008

	2,165,881	14,312,887	16,478,768

Properties transferred to Linear Metals (see note 4)
Canada	104,107	461,076	565,183
Mexico	230,613	304,221	534,834

	334,720	765,297	1,100,017

	2,500,601	15,078,184	17,578,785

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

7.

Resource properties (continued)

The Company’s interest in resource properties consists of:

a)

Mexico

i)

Ixhuatan

The Company has a 100% interest in the Ixhuatan Project, covering an area of approximately 98,000 hectares in the state of Chiapas.  The Project is covered by exploration concessions which can be replaced by exploitation concessions upon application by the Company.

The Project includes the Campamento Deposit, the Cerro la Mina Discovery, the Caracol Zone and numerous other prospective drill targets.

ii)

Cobre Grande

As of March 31, 2006, the Company controlled the Cobre Grande Project through a purchase option agreement with the Community of San Baltazar Guelavila (the “Community”).  In 2006, the Company transferred the right to earn an 80% interest in the agreement to Linear Metal Corp Mexico, S.A de C.V., a subsidiary of Linear Metals Corporation.  To earn its 80% interest in the agreement, Linear Metal Corp Mexico, S.A. de C.V. must fulfill the remaining terms of the agreement with the Community, which included annual payments totaling US$235,000 and completion of additional project expenditures of approximately US$1.2 million by March 2009.  At the end of the two-year option period, the Community can choose between a US$12 million buyout, a 2% Net Smelter Returns royalty, or a 15% joint venture interest, with the purchaser being responsible for all capital outlays.  The Company retained a 20% interest in the agreement, which can be purchased by Linear Metals at any time prior to December 31, 2008, for US$1.2 million.

If Linear Metals does not acquire the residual 20% interest from the Company, an 80/20 joint venture will be formed and will be responsible for the remaining obligations to the Community.

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

7.

Resource properties (continued)

a)

Mexico (continued)

iii)

Other

The Company holds a 100% interest in the mineral rights of the following portfolio of early-stage properties located in Mexico:

Project	State

Motozintla	Chiapas
La Reforma	Chiapas
Los Olivos	Chiapas
Niquivil	Chiapas
Yolanda	Oaxaca

As of March 31, 2006, the Company controlled the Tierra Blanca property, located in the state of Durango, through a purchase agreement and held a 100% interest in the La Morena property, located in the state of Coahuila.  These projects were transferred to Linear Metals as part of the Company’s distribution (see note 4).

During the year ended March 31, 2007, the Company relinquished its interests in certain early-stage properties in the state of Chiapas, including the properties of Tenochitlan, Piedra Azul, El Porvenir, El Pajal, Estrella Roja, and Tulanca, and wrote off $62,273 in costs associated with these properties.  Also during the year ended March 31, 2007, the Company acquired a 100% interest in the Niquivil property, located in the state of Chiapas.

b)

Dominican Republic

The Company holds a 100% interest in the 4,045 hectare Ampliacion Pueblo Viejo Concession and the 3,450 hectare Loma Hueca Concession.  The Company also holds a 50% interest in the 5,775 hectare Loma E1 Mate Concession after Everton Resources Inc. (“Everton”) completed the terms of its earn-in agreement during the year ended March 31, 2006.  During the year ended March 31, 2007, the Loma E1 Mate Project operated as a joint venture, with each of the Company and Everton contributing to eligible costs on a 50-50 basis.

Subsequent to year-end, the Company granted Everton an option to earn up to a 65% interest in the Company’s portfolio of properties in the Dominican Republic (see note 16).

c)

Canada

As of March 31, 2006, the Company held a 100% interest in the Seymour Lake Project and the KM61 Project located in north-western Ontario, Canada.  These projects were transferred to Linear Metals as part of the Company’s distribution (see note 4).

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

8.

Share capital

a)

Authorized

Unlimited number of common shares without par value

Unlimited number of first preferred shares without par value

Unlimited number of second preferred shares without par value

b)

Changes in the Company’s issued common share capital during the years were as follows:

	Year ended March 31, 2007		Year ended March 31, 2006

	Number	Amount $	Number	Amount $

Opening balance	21,380,980	42,070,678	20,476,506	39,785,551
Shares issued for cash (note 8 (c))	5,000,000	20,975,000	–	–
Shares issued on exercise of warrants (note 9)	−	−	758,974	1,776,922
Value of warrants exercised	−	−	–	260,360
Shares issued on exercise of options	827,000	1,134,750	145,500	175,125
Value of options exercised	−	466,830	–	72,720

	27,207,980	64,647,258	21,380,980	42,070,678

Less: Share issue costs	−	(2,050,917)	–	–

Closing balance	27,207,980	62,596,341	21,380,980	42,070,678

c)

Shares issued for cash

On March 1, 2007, the Company completed a private placement financing of 5,000,000 units at a price of $5.00 per unit, for aggregate gross proceeds of $25,000,000.  Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $5.50 for a period of 24 months.  The value allocated to the common shares issued is $20,975,000, and the value allocated to the warrants is $4,025,000.  The common shares are subject to a hold period until July 2, 2007.  Total costs associated with the private placement were $2,438,226, including cash paid for commissions and legal fees of $1,668,726 and warrants issued to underwriters valued at $769,500.  The warrants issued to the underwriters were broker warrants exercisable for 300,000 units of the Company at an exercise price of $5.00 per unit, which were valued at $769,500 (see note 9 (b)).  The Company allocated $2,050,917 to the costs of issuing common shares and $387,309 to the costs of issuing warrants.

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

8.

Share capital (continued)

d)

Stock option plan

The Company has a stock option plan (the “Plan”) providing the Board of Directors with the discretion to issue an equivalent number of options of up to 10% of the issued and outstanding share capital of the Company.  Stock options are granted with an exercise price not less than the closing share price of the day preceding the date of grant.

The fair value of options recognized in the consolidated statement of operations and deficit, has been estimated at the grant date using the Black-Scholes option pricing model.  Option pricing models require the input of highly subjective assumptions, including the expected volatility.  Changes in the assumptions can materially affect the fair value estimate.  Assumptions used in the pricing model for the years are as follows:

	2007	2006

Risk free interest rate	4.28%	3.62%
Expected life	2.5 years	1.8 years
Expected volatility	62%	47%
Expected dividend yield	nil	nil

Option activity during the years ended March 31:

	2007		2006

	Number	Weighted average exercise price $	Number	Weighted average exercise price $

Opening balance	2,239,500	3.03	2,265,000	2.90
Exercised	(827,000)	1.37	(145,500)	1.20
Granted	550,000	5.07	375,000	6.18
Expired/cancelled	(260,000)	6.11	(255,000)	7.54

Closing balance	1,702,500	4.03	2,239,500	3.03

The weighted average grant date fair value per option of options issued in 2007 was $1.95 (2006 - $1.53).

During the year ended March 31, 2007, the Company capitalized $165,289 in stock-based compensation expense to Resource Properties.

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

8.

Share capital (continued)

d)

Stock option plan (continued)

As at March 31, 2007, the Company has outstanding stock options entitling the holders to acquire additional common shares as follows:

Range of prices $	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price $

1.00 – 1.00	100,000	0.8	1.00
2.00 – 2.15	655,000	0.3	2.01
3.75 – 4.00	85,000	0.6	3.90
4.50 – 4.50	85,000	1.7	4.50
5.00 − 5.00	520,000	2.4	5.00
6.00 – 6.50	40,000	2.5	6.33
8.00 – 8.80	217,500	1.0	8.63

	1,702,500	1.2	4.03

As at March 31, 2007, 1,018,298 options remained available for future grants under the plan.  Options vested and exercisable at March 31, 2007 totaled 971,375 at an average exercise price of $3.03 per share.

e)

Contributed surplus

$

Balance at March 31, 2005	822,545

Value of options earned during the year	450,754
Value of options exercised during the year	(72,720)
Value of warrants expired during the year	606,936

Balance at March 31, 2006	1,807,515

Value of options earned during the year	472,739
Value of options exercised during the year	(466,830)
Value of warrants expired during the year	259,354

Balance at March 31, 2007	2,072,778

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

9.

Warrants

a)

Warrants outstanding as of March 31, 2007:

Expiry date	Number	Weighted average exercise price $	Amount $	*

March 1, 2009	2,500,000	5.50	4,025,000
March 1, 2009	300,000	5.00	769,500	**

	2,800,000	5.45	4,794,500

  *Black-Scholes valuation

**These are broker warrants, exercisable for 300,000 units at $5.00 per unit (see note 9 (b)).

b)

Warrant activity during the years ended March 31:

	2007			2006

	Number	Weighted average exercise price $	Amount $	Number	Weighted average exercise price $	Amount $

Opening balance	193,548	7.75	259,354	1,807,362	5.83	1,126,650

Issued	2,800,000	5.45	4,794,500	–	–	–

Exercised	−	−	−	(758,974)	2.34	(260,360)

Expired	(193,548)	7.75	(259,354)	(854,840)	8.50	(606,936)

	2,800,000	5.45	4,794,500	193,548	7.75	259,354

Less: Warrant issue costs	−	−	(387,309)	−	−	−

Closing balance	2,800,000	5.45	4,407,191	193,548	7.75	259,354

The Company incurred cash warrant issue costs of $263,419 in connection with the private placement on March 1, 2007.  As an additional cost of the financing, the Company granted 300,000 broker warrants to the underwriters, exercisable for an aggregate of 300,000 units of the Company at an exercise price of $5.00 per unit until March 1, 2009.  When exercised, the units will consist of 300,000 common shares and 150,000 warrants exercisable at $5.50 per warrant.  The value of the broker warrants is $769,500, and $123,890 was allocated by the Company to the cost of issuing the warrants.

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

9.

Warrants (continued)

c)

The fair value of warrants recognized has been estimated at the grant date using the Black-Scholes option pricing model.  The weighted average assumptions used in the pricing model for the year ended        March 31, 2007 are as follows:

Risk free interest rate	4.13%
Maximum life	2.0 years
Expected volatility	61%
Expected dividend yield	0%

10.

Related party transactions

During the years, the Company entered into transactions with related parties, as follows:

	2007 $	2006 $

Geological consulting fees paid to a director	400	20,413
Legal fees paid to a firm of which an officer is a partner	76,700	47,897

	77,100	68,310

During the year ending March 31, 2007, the Company provided financing in the form of demand loans totaling $986,200 in connection with the exercise of 742,200 expiring stock options by certain officers and directors.  The demand loans are interest-bearing, and $498,200 was repaid to the Company during the year with interest of $1,689.  The balance of $488,000 has been included in the Company’s accounts receivable.  This balance has been repaid in full subsequent to year-end.

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

11.

Income taxes

The following table reconciles the expected income taxes payable (recoverable) at the statutory income tax rate to the amounts recognized in the consolidated statements of operations and deficit for the years ended March 31, 2007 and 2006:

	20077 $	2006 $

Loss before income taxes	(1,853,128)	(1,700,689)
Income tax rate	38.1%	38.1%

Expected income tax recovery based on above rates	(706,000)	(648,000)
Effect of different tax rates in foreign jurisdictions	23,000	(13,000)
Non-deductible stock option expense	117,000	172,000
Change in valuation allowance	983,000	631,000
Other and permanent differences	(417,000)	(142,000)

Provision for income taxes	–	–

Provision for (recovery of) income taxes is comprised of:

Future income taxes	(983,000)	(631,000)
Adjustment to valuation allowance	983,000	631,000

	–	–

The following reflects future income tax assets at March 31, 2007 and 2006:

	2007 $	2006 $
Future tax assets
Non-capital losses carried forward	10,285,000	7,252,000
Resource expenditures and deductible share issue costs	1,372,000	1,029,000
Accounting value of mineral resource properties in excess of tax value	(7,317,000)	(4,936,000)
Tax value of property and equipment and prepaid expenses in excess of accounting value	(24,000)	(12,000)

	4,316,000	3,333,000

Valuation allowance	(4,316,000)	(3,333,000)

Net future income tax asset recognized	–	–

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

11.

Income taxes (continued)

The Company has accumulated losses for Canadian tax purposes of approximately $7,155,000, which may be carried forward and used to reduce taxable income in future years.  These losses expire as follows:

$

Year ending March 31, 2008	70,000
2009	249,000
2010	396,000
2011	667,000
2012	1,945,000
2013	1,604,000
2027	2,224,000

7,155,000

The Company has undeducted share issuance costs from prior years of approximately $2,155,000 which will be deducted from Canadian taxable income over the next four years.  The Company has also incurred resource expenditures of approximately $1,449,000, which may be carried forward indefinitely and used to reduce Canadian taxable income in future years.  Approximately $641,000 in resource expenditures available for deduction were transferred to Linear Metals as part of the distribution described in note 4.

In addition, the Company has accumulated Mexican tax losses of approximately $26,998,000, which may be carried forward and used to reduce taxable income in Mexico in future years.  These losses expire as follows:

$

Year ending March 31, 2008	362,000
2009	1,509,000
2010	1,806,000
2011	1,898,000
2012	1,214,000
2013	3,352,000
2014	3,185,000
2015	2,224,000
2016	4,715,000
2027	6,733,000

26,998,000

The future tax asset resulting from these items has not been recognized in these accounts, as realization is not considered more likely than not.  A valuation allowance has been applied against the entire future tax benefit asset.

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

12.

Commitments and contingency

Commitments

Under the terms of the Cobre Grande agreement, the Company is required to make certain payments and exploration expenditures over a two-year period.  Pursuant to the Company’s agreement with Linear Metals, these obligations are now being fulfilled by Linear Metal Corp. Mexico, S.A. de C.V. (see note 7).

In addition, the Company has commitments in respect of an operating lease on its premises and an office copier lease which expire on July 31, 2009 and February 21, 2010 respectively.  These commitments require total payments over the next three years as follows:

$

Year ending March 31, 2008	75,684
2009	75,684
2010	27,328

Contingency

The Company follows Section 3290 Contingencies of the CICA handbook in determining accruals and related disclosure with respect to contingent losses.  Estimated contingent losses are accrued when it is considered likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the contingent loss can be reasonably estimated.

The Company has been advised that the income tax authority in Mexico has reviewed the funding of Linear Gold Corp. Mexico, S.A. de C.V. (formerly MIM Mexico, S.A. de C.V.) by its previous owners and has determined that this funding was taxable as revenue.  As such, the tax authorities in Mexico have issued an assessment of approximately CDN $895,000 for income tax and value added tax on this assessed revenue, including interest and penalties.  The Company’s tax and legal advisors in Mexico believe that the assessment is incorrect and accordingly, the Company believes the loss is unlikely and no amount has been recorded in the financial statements.

13.

Supplemental cash flow information

	2007 $	2006 $
Supplemental information
Interest received during the years	561,587	675,103

Significant non-cash transactions
Loans to officers and directors to exercise options	488,000	–
Dividend on distribution of subsidiary	1,100,017	–

Cash and cash equivalents
Cash	2,842,091	4,878,768
Temporary investments	27,506,243	13,345,299

	30,348,334	18,224,067

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

14.

Segmented information

The Company conducts mineral operations in Canada, Mexico, and the Dominican Republic.  Since the Company is in the exploration stage, there is no segmented revenue or operating results to report.  The Company’s total assets are segmented geographically as:

	2007

	Corporate Canada $	Mineral Operations Canada $	Mineral Operations Mexico $	Mineral Operations Dominican Republic $	Total $

Current assets	30,744,155	−	1,786,513	64,776	32,595,444
Property and equipment	94,519	–	184,331	55,818	334,668
Deposits	33,708	−	−	−	33,708
Resource properties	−	–	25,123,259	1,452,181	26,575,440

	30,872,382	–	27,094,103	1,572,775	59,539,260

	2006

	Corporate Canada $	Mineral Operations Canada $	Mineral Operations Mexico $	Mineral Operations Dominican Republic $	Total $

Current assets	18,246,876	–	1,505,215	42,234	19,794,325
Property and equipment	91,874	13,956	231,975	73,600	411,405
Deposits	32,960	–	–	–	32,960
Resource properties	–	565,183	15,867,594	1,146,008	17,578,785

	18,371,710	579,139	17,604,784	1,261,842	37,817,475

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

15.

Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP.  These principles differ in certain material respects from United States generally accepted accounting principles (“US GAAP”).  The effect of these differences on the Company’s consolidated financial statements for the years ended March 31, 2007 and 2006 is quantified below and described in the accompanying notes.  All amounts are in Canadian dollars unless otherwise stated.

	Year ended March 31, 2007 $	Year ended March 31, 2006 $

Net loss for the years reported under Canadian GAAP	(1,853,128)	(1,700,689)

Add (deduct)
Deferred exploration costs (a)	(9,306,890)	(10,870,288)
Write off of mineral properties and related deferred costs (b)	62,273	−

Net loss for the years under US GAAP	(11,097,745)	(12,570,977)

Change in unrealized gain on available for sale securities (d)	(174,273)	222,625

Comprehensive loss for the years under US GAAP	(11,272,018)	(12,348,352)

Net loss per share under US GAAP
Basic and diluted	(0.50)	(0.59)

Accumulated other comprehensive income under US GAAP
Opening balance	237,625	15,000
Change in unrealized gain on available for sale securities (d)	(174,273)	222,625

Closing balance	63,352	237,625

Weighted average number of common shares outstanding – basic and diluted	22,169,575	21,188,949

Included in the net loss under US GAAP, are expenditures of $nil and $222,750 for 2007 and 2006, respectively, related to costs incurred on properties which were distributed to shareholders (see note 4).

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

15.

Reconciliation of Canadian and United States generally accepted accounting principles (continued)

	Year ended March 31, 2007 $	Year ended March 31, 2006 $

Shareholders' equity reported under Canadian GAAP	58,730,490	36,744,872

Cumulative adjustments to shareholders' equity
Add (deduct)
Deferred exploration costs (a)	(25,224,192)	(15,979,575)
Unrealized gain on available for sale securities (d)	63,352	237,625

Shareholders' equity reported under US GAAP	33,569,650	21,002,922

Resource properties under Canadian GAAP	26,575,440	17,578,785
Add (deduct)
Deferred exploration costs (a)	(25,224,192)	(15,979,575)

Resource properties under US GAAP	1,351,248	1,599,210

Marketable securities under Canadian GAAP	−	75,375
Add (deduct)
Unrealized gain on available for sale securities (d)	63,352	237,625

Marketable securities under US GAAP	63,352	313,000

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

15.

Reconciliation of Canadian and United States generally accepted accounting principles (continued)

	Year ended March 31, 2007 $	Year ended March 31, 2006 $

Cash flows used in operating activities under Canadian GAAP	(1,620,760)	(1,299,755)

Deferred exploration costs (a)	(9,477,724)	(10,366,376)

Cash flows used in operating activities under US GAAP	(11,098,484)	(11,666,131)

Cash flows used in investing activities under Canadian GAAP	(10,232,997)	(11,485,831)

Deferred exploration costs (a)	9,477,724	10,366,376

Cash flows used in investing activities under US GAAP	(755,273)	(1,119,455)

a)

Deferred exploration costs

Under Canadian GAAP, the Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. For US GAAP purposes, the Company expenses mineral property expenditures in the period incurred.  When the Company determines that proven or provable mineral reserves exist and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized.

b)

Write-off of mineral properties and related deferred costs

Under Canadian GAAP, the Company accounts for mineral properties as described in item (a) above.  During the year ended March 31, 2007, the Company wrote off deferred exploration costs of $62,273 for properties that were not considered economically feasible and were therefore abandoned.  Under US GAAP, the exploration costs would have been expensed in a prior period.

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

15.

Reconciliation of Canadian and United States generally accepted accounting principles (continued)

c)

Stock-based compensation

Effective April 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments and retroactively applied this method to, and restated, all prior periods.  Under the amended standard of this Section, the fair value of all stock options granted are recorded in operations over their vesting periods.

Effective April 1, 2004 for US GAAP purposes, the Company accounts for stock options in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 for both employees and non-employees, under which stock options are also expensed using the fair-value based method of accounting for stock options.  Accordingly, there is no difference between the statements of loss and the statements of cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation.

d)

Available for sale securities

The Company’s securities are considered to be available-for-sale securities under US GAAP.  For US reporting purposes, marketable securities are recorded at fair value and unrealized gains and losses are included as part of other comprehensive loss.  Under Canadian GAAP, the CICA released new Handbook section 3833, Financial Instruments – Recognition and Measurement and Section 1530, Comprehensive Income effective for the interim periods and year ends for fiscal years commencing on or after October 1, 2006 on a prospective basis.  These sections establish standards for the recognition and measurement of financial instruments and the reporting of comprehensive income and loss.  The Company will adopt these new standards for Canadian GAAP purposes on April 1, 2007 on a prospective basis.

e)

Other comprehensive loss

In addition to net loss, other comprehensive loss includes all changes in the Company’s equity during a period, such as the changes in cumulative net unrealized gains and losses on available-for-sale securities.

f)

Future income taxes

Under Canadian and US GAAP, future income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are expected more likely than not to be realized in the future.

As the realization of the future tax asset resulting from the Company’s accumulated operating losses is not considered more likely than not, a full valuation allowance has been applied against the future income tax asset balance for Canadian and US GAAP purposes.

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

15.

Reconciliation of Canadian and United States generally accepted accounting principles (continued)

g)

Recent accounting pronouncements

In December 2004, FASB issued SFAS 123(R), “Share-Based Payment (Revised 2004)”, which replaces SFAS 123 and supersedes APB 25. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, providing supplemental implementation guidance for SFAS 123(R). In April 2005, the SEC issued “Amendment to Rule 04-01(a) of Regulation S-X Regarding the Compliance Date for Statement of Financial Accounting Standard No.123(R), ‘Share-Based Payment’” (the “Amendment to Rule 4-01(a)”), changing the effective date for most public companies to adopt SFAS 123(R) to the first interim reporting period of a company’s fiscal year that begins on or after June 15, 2005. Under the Amendment to Rule 4-01(a), we are now required to adopt SFAS 123(R) in our first quarter of fiscal year 2007. SFAS 123(R) requires that compensation costs relating to share-based payment transactions be recognized in the financial statements. The pro forma disclosure previously permitted under SFAS 123 will no longer be an acceptable alternative to recognition of expense in the financial statements. SFAS 123(R) also provides three alternative transition methods for its first adoption. We had previously measured compensation costs related to share-based payments under SFAS 123.  The Adoption of SFAS 123(R) and SAB 107 did not have a material effect on our results of operations and loss per share.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Non-monetary Assets”, which amends APB Opinion No. 20, “Accounting for Non-monetary Transactions” to require that all non-monetary exchanges be accounted for at fair value except for exchanges of non-monetary assets that do not have commercial substance. An exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in periods beginning after June 15, 2005.  The Adoption of SFAS 153 did not have a material effect on our financial position or results of operations.

In May 2005 the FASB issued statement of SFAS No. 154, "Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS 154 replaces APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The Adoption of SFAS 154 did not have a material effect on our financial position or results of operations.

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

15.

Reconciliation of Canadian and United States generally accepted accounting principles (continued)

g)

Recent accounting pronouncements (continued)

In 2005, the FASB ratified Emerging Issues Task Force (“EITF”) Abstract No. 04-06, “Accounting for stripping costs incurred during production in the mining industry”. EITF 04-06 states that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. EITF 04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company is currently in the exploration phase, and the adoption of EITF 04-06 will not have a material effect on its financial position and results of operations until such time as one of its properties advances to the production stage.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  Management is currently in the process of evaluating the impact the adoption of SFAS No. 157 will have on its financial position, results of operations and cash flows.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views regarding the process of quantifying materiality of financial statement misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006, with early application for the first interim period ending after November 15, 2006. The application of SAB 108 did not have a material effect on our financial position or results of operations.

In June 2006, the FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on accounting and disclosure based on whether it is more likely than not that an uncertain tax position will be sustained on review by taxation authorities. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is currently in the porcess of evaluating the impact the adoption of FIN 48 will have on its financial position and results of operations.

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

15.

Reconciliation of Canadian and United States generally accepted accounting principles (continued)

g)

Recent accounting pronouncements (continued)

In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, Section 1530, “Comprehensive Income” and Section 3865, “Hedges”. These sections establish Comprehensive income, which represents the entire change in the net assets of an entity for a period, other than changes attributable to transactions with owners. These sections require that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting should be recognized on the balance sheet and measured at fair value, with changes in value recognized in income or other comprehensive income. These sections are effective for years starting on or after October 1, 2006. Management does not believe the adoption of these sections will have a material effect on its financial position, results of operations and cash flows.

During 2005, the Accounting Standards Board also issued CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation". This section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments, the business purposes they serve, the risks associated with them and management's policies for controlling these risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not believe the adoption of this standard to have a material effect on its financial position and results of operations.

In March 2006, the CICA issued Emerging Issue Committee (“EIC”) Abstract 160, “Stripping costs incurred in the production phase of a mining operation”. EIC 160 states that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. EIC 160 is effective for the fiscal years beginning on or after July 1, 2006. The Company is currently in the exploration phase, and the adoption of EIC 160 will not have a material effect on its financial position and results of operations until such time as one of its properties advances to the production stage.

In July 2006, the CICA issued EIC 162, “Stock-based Compensation for Employees Eligible to Retire before the Vesting Date”. EIC 162 states that the cost attributable to stock-based compensation awards that allow an employee to continue vesting in accordance with the stated vesting terms after the employee has retired from the Company should be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC 162 is to be applied retroactively, with restatement of prior periods, effective for interim and annual periods ending on or after December 31, 2006.  The adoption of EIC 162 did not have a material effect on our results of operations.

Linear Gold Corp.

(An Exploration Stage Entity)

Notes to Consolidated Financial Statements

For the years ended March 31, 2007 and 2006

(in Canadian dollars)

16.

Subsequent events

In April 2007, the Company granted Everton an option to earn up to a 65% interest in the Company’s portfolio of properties in the Dominican Republic, which includes the Ampliacion Pueblo Viejo, Loma El Mate and Loma Hueca Concessions.  The agreement is subject to a number of requirements over a three-year period, including cash payments by Everton and the issuance of Everton common shares to the Company.  As part of the agreement, the Company received US$125,000 and 225,000 common shares of Everton subsequent to year-end.

In April 2007, the Company granted 867,500 stock options to directors, officers, employees, and consultants.  The options are exercisable at a price of $5.00 per common share and expire on April 4, 2010.